Bison Venture Partners (the "Company") a Delaware Company

Financial Statements

For the fiscal year ended December 31, 2023 and 2024

Bison Venture Partners LLC

Balance Sheet

As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Brex business account - Expenses (30%) (6824) - 1	-712.49
Brex business account - Investors (6%) (2993) - 1	-34.94
Brex business account - Primary checking (0582) - 1	0.09
Brex business account - Revenue (0173) - 1	-2,347.57
Brex business account - Taxes (50%) (5445) - 1	1.00
Total Bank Accounts	**$ -3,093.91**
Total Current Assets	**$ -3,093.91**
TOTAL ASSETS	**$ -3,093.91**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Brex Card Account - 1	704.42
Total Credit Cards	**$704.42**
Total Current Liabilities	**$704.42**
Total Liabilities	**$704.42**
Equity	
Opening balance equity	140.84
Retained Earnings	
Net Income	-3,939.17
Total Equity	**$ -3,798.33**
TOTAL LIABILITIES AND EQUITY	**$ -3,093.91**

Bison Venture Partners LLC
Statements of Financial Position
As of December 31, 2023

				GAAP
URRENT ASSETS:				
Cash	$	$	$	5,000
Trade Accounts Receivable				0
Inventory				0
Prepaid Income Taxes				0
Total Current Assets				5,000
ROPERTY AND EQUIPMENT:				
Machinery and Equipment				0
Less: Accumulated Depreciation				0
Net Property and Equipment				0
TOTAL ASSETS	$	$	$	5,000
URRENT LIABILITIES:				
Current Portion of Long-Term Debt	$	$	$	52,185
Accounts Payable				0
Credit Cards Payable				3,000
Total Current Liabilities				55,185
EFFERRED TAX LIABILITY				0
ONG-TERM LIABILITIES				0
TOTAL LIABILITIES				55,185
EMBER'S EQUITY				100
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	$	$	55,285

Bison Venture Partners LLC

Profit and Loss

January - December 2024

	TOTAL
Income	
Total Income	
Cost of Goods Sold	
Cost of goods sold	
Supplies & materials	246.48
Total Cost of goods sold	**246.48**
Total Cost of Goods Sold	**$246.48**
GROSS PROFIT	**$ -246.48**
Expenses	
Commissions & fees	3,234.75
Meals	
Travel meals	359.84
Total Meals	**359.84**
Travel	
Taxis or shared rides	98.10
Total Travel	**98.10**
Total Expenses	**$3,692.69**
NET OPERATING INCOME	**$ -3,939.17**
NET INCOME	**$ -3,939.17**

Bison Venture Partners LLC
Statements of Operations
For the Year Ended December 31, 2023

					GAAP
SALES		$	$	$	3,385
COST OF SALES					0
GROSS PROFIT					3,385
OPERATING EXPENSES:					
	Advertising				12,000
	Auto and Truck Expenses				1,500
	Bank Service Charges				0
	Credit Card Fees				300
	Depreciation				0
	Insurance				0
	Legal and Accounting				500
	Miscellaneous				0
	Payroll Taxes				0
	Rent				14,320
	Repairs and Maintenance				0
	Supplies				3,000
	Travel				5,000
	Utilities				0
	Wages				0
	Total Operating Expenses				36,620
OPERATING INCOME (LOSS)					33,235
INTEREST EXPENSE					0
NET INCOME BEFORE TAXES					33,235
INCOME TAXES:					
	Current				-
	Deferred				-
NET INCOME		$	$	$	33,235

Bison Venture Partners LLC

Statement of Cash Flows

January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-3,939.17
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Brex Card Account - 1	704.42
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**704.42**
Net cash provided by operating activities	**$ -3,234.75**
FINANCING ACTIVITIES	
Opening balance equity	140.84
Net cash provided by financing activities	**$140.84**
NET CASH INCREASE FOR PERIOD	**$ -3,093.91**
CASH AT END OF PERIOD	**$ -3,093.91**

Bison Venture Partners LLC
Statement of Cash Flow
For the Year Ended December 31, 2023

				GAAP
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net Income	$	$	$	(33,235)
Adjustments to Reconcile Net Income				
to Net Cash Flows From Operating Activities:				
Depreciation				-
Deferred Income Taxes				-
Decrease (Increase) in Operating Assets:				
Trade Accounts Receivable				-
Inventory				-
Prepaid Income Taxes				-
Increase (Decrease) in Operating Liabilities:				
Accounts Payable				600
Credit Cards Payable				300
Total Adjustments				900
Net Cash Flows From Operating Activities				(32,335)
CASH FLOWS FROM INVESTING ACTIVITIES:				
Purchase of Property and Equipment				-
Net Cash Flows From Investing Activities				-
CASH FLOWS FROM FINANCING ACTIVITIES:				
Repayment of Debt				0
Member's Withdrawals				-
Net Cash Flows From Financing Activities				-
NET INCREASE (DECREASE) IN CASH				(32,335)
CASH - BEGINNING				-
CASH - ENDING	$	$	$	-

Bison Venture Partners
Statement of Changes in Equity

Accounts	2024 Amount ($)
Beginning Equity	33,135.00
Opening Balance Equity	140.84
Net Income (Loss)	(3,939.17)
Member's Withdrawals	32,134.00[1]
Ending Equity	**(3,798.33)**

Bison Venture Partners LLC

Statements of Member's Equity

For the Year Ended December 31, 2023

				GAAP
MEMBER'S EQUITY - BEGINNING	$	$	$	100
Net Income				33,235
Member's Withdrawals				-
MEMBER'S EQUITY - ENDING	$	$	$	33,135

Bison Venture Partners LLC
Notes to the Financial Statements
For the fiscal year ended December 31, 2023 and 2024
$USD

1. ORGANIZATION AND PURPOSE

Bison Venture Partners LLC (the "Company") is a company organized on August 26, 2021 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.